Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

August 12, 2026

The Bank of New York Mellon Corporation,

 240 Greenwich Street,

  New York, NY 10286.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933, as amended (the “Act”), of $300,000,000 aggregate principal amount of Floating Rate Callable Senior Medium-Term Notes Series J due 2030 (the “2030 Floating Rate Notes”), $1,200,000,000 aggregate principal amount of 4.755% Fixed Rate / Floating Rate Callable Senior Medium-Term Notes Series J due 2030 (the “2030 Fixed Rate / Floating Rate Notes”) and $1,000,000,000 aggregate principal amount of 5.182% Fixed Rate / Floating Rate Callable Senior Medium-Term Notes Series J due 2034 (the “2034 Fixed Rate / Floating Rate Notes” and, together with the 2030 Floating Rate Notes and 2030 Fixed Rate / Floating Rate Notes, the “Securities”) of The Bank of New York Mellon Corporation, a Delaware corporation (the “Company”), issued pursuant to the Senior Debt Indenture, dated as of February 9, 2016 (the “Base Indenture”), as supplemented by the First Supplemental Senior Debt Indenture, dated as of January 30, 2017 (together with the Base Indenture, the “Indenture”), each between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is our opinion that the Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

The Bank of New York Mellon Corporation	-2-

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimens thereof examined by us, that the certificates of authentication of the Securities of The Bank of New York Mellon, as authenticating agent (the “Authenticating Agent”), have been manually signed by one of the Authenticating Agent’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K, filed on the date hereof, and its incorporation by reference into the Registration Statement relating to the Securities (File No. 333-282710). In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP